Exhibit 99.1

 Form 51-102F3

Material Change Report

Item	1. Name and Address of Company

Entrée Resources Ltd. (the “Company” or “Entrée”)
Suite 1650 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Item	2. Date of Material Change

May 26, 2022

Item	3. News Release

The News Release dated May 26, 2022 (the “News Release”) was disseminated via Cision Ltd. to the Canadian and U.S. Investor Network.

Item	4. Summary of Material Change

On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the “Earn-in Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”) dated October 15, 2004, as amended and subsequently assigned to Oyu Tolgoi LLC (“OTLLC”), and the Joint Venture Agreement appended to the Earn-in Agreement (the “JVA”).

Item	5. Full Description of Material Change

5.1       Full Description of Material Change

On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Earn-in Agreement and the JVA appended to the Earn-in Agreement. The parties have been operating under the JVA’s terms since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi joint venture property in Mongolia in 2008. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings.

The commencement of arbitration proceedings follows ongoing discussions with Rio Tinto International Holdings Ltd. (“Rio Tinto”) and Turquoise Hill regarding the potential for finalization and execution of an amended JVA. As previously disclosed, the Company’s primary objective has been to advance amendments that it believes align the interests of all stakeholders as they are now understood, and upon finalization and execution, confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture. While the Company remains committed to continuing discussions with Rio Tinto and Turquoise Hill, the Company’s Board of Directors has concluded that absent near-term prospects for a finalized agreement, the Earn-in Agreement and JVA must be enforced without further delay.

The arbitration is being commenced in Vancouver, British Columbia under the International Commercial Arbitration Act (British Columbia). The Company will provide updates on the arbitration as developments warrant.

This Material Change Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; discussions with Entrée/Oyu Tolgoi joint venture stakeholders on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi joint venture property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; the Company’s plans to continue discussions with Rio Tinto and Turquoise Hill regarding potential amendments to the JVA; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2021, dated March 25, 2022 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

5.2       Disclosure for Restructuring Transactions

Not Applicable.

Item	6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item	7. Omitted Information

Not Applicable.

Item	8. Executive Officer

Susan McLeod, Vice President, Legal Affairs
604.687.4777

Item	9. Date of Report

Dated at Vancouver, BC, this 26th day of May, 2022.

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